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                                                                       EXHIBIT 1

                   LETTERHEAD OF ROBBIE A. HASHEM, DDS, MS, PC

December 4, 2002

Allan S. Huston
Chairman, Special Committee
Monarch Dental Corporation
Tollway Plaza II
15950 N. Dallas Pkwy, Suite 825
Dallas, TX 75248

Dear Mr. Huston:

I want to express my utmost appreciation to you and to the members of the special Committee, for your thorough, exhaustive search for a strategic alternative, for Monarch Dental Corporation ("Monarch"). I also want to congratulate you for your dedication & perseverance in looking after the interests of Monarch's shareholders, employees and patients.

As a shareholder and an associate of Monarch, I find myself in a very unique position, having to assess the Merger between BrightNow! Dental ("BrightNow") and Monarch ("Merger"), from two vantage points.

As a shareholder, I truly believe that the Merger, is the only viable option which will provide, with some certainty, some equity for Monarch's shareholders, and more importantly, would keep this company together and prevent any disruption, in the care of Monarch's valuable patients.

As a Monarch orthodontist, and particularly in these depressed economic times, I believe with all my heart, that the Merger with BrightNow, is the best strategic choice that ultimately safeguards the employment of the 2000 Monarch employees, and at last, give their families some peace of mind.

The proven leadership at BrightNow, headed by Mr. Steve Bilt, and the financial backing of Mr. Kurt Kaull and the Gryphon group, will at last offer us the opportunity to re-focus our energies, and do what we do best: provide quality, comprehensive dental care to Monarch's patients.

I, unequivocally, support and endorse the Monarch-BrightNow Merger, and I look forward to being part of this winning team, under the skilled leadership of Mr. Steve Bilt and Dr. Roy Smith.



Sincerely,


Robbie A. Hashem, DDS, MS



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cc:   Dr. John E. Maupin, Jr., Director (Special Committee)
Glenn E. Hemmerle, Director (Special Committee)
Barger Tygart, Chairman & CEO
Dr. Warren Melamed, Director
Dr. Roy D. Smith, CDO
Steve Bilt, President & CEO - BrightNow! Dental
Kurt Kaull, Partner - Gryphon Investors